UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

SOCIAL LIFE NETWORK, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001

(Title of Class of Securities)

83362T104

(CUSIP Number)

Robert Stevens, President

Somerset Private Fund, Ltd.

387 Corona St., Suite 555

Denver, CO 80218

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	83262T104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOMERSET PRIVATE FUND, LTD., EIN 47-2006462
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,270,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,270,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,270,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.35%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1. Security and Issuer

This Schedule 13D (“13D”) relates to the common stock, par value $.001, of Social Life Network, Inc., (the “Issuer”). The principal offices of the Issuer are 8100 East Union Ave, #1809, Denver, CO 80237.

Item 2. Identity and Background

(a) This 13D is being filed by Somerset Private Fund, Ltd., a Colorado corporation (“Somerset”).

(b) The business address for Somerset is 387 Corona Street, Suite 555, Denver, CO 80218.

(c) Somerset is involved in the business of providing capital and advisory services for emerging and turnaround companies.

(d) Somerset and its principals have not been subject to any convictions in any criminal proceedings in the past five years.

(e) In the past five years Somerset and its principals have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect of such laws.

(f) Somerset is a Colorado corporation.

Item 3. Source and Amount of Funds or Other Considerations

The securities were acquired by surrender of claims against the Issuer in case #A-14-697251-C in Nevada’s Eighth Judicial District as well as advisory services. The securities were issued on June 10, 2016 in a plan of reorganization under order of court, exempt from registration under the Securities Act of 1933 under section 3(a)(10).

Item 4. Purpose of Transaction

The information described in Item 3. above are incorporated by reference. The securities were issued as a part of a reorganization in a receivership proceeding in Nevada’s Eighth Judicial District in case #A-14-697251-C (the “Receivership Proceeding”) to settle the outstanding liabilities in the estate.

Somerset has no plans or proposals that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

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(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number of outstanding common shares as of the date of this filing is 100,624,601. Somerset is the beneficial owner of 13,270,000 which equates to approximately 13.35% of the outstanding shares.

(b) Robert Stevens, President of Somerset, has the sole power to vote or dispose of the securities.

(c) Somerset has not effectuated any transactions in the securities of the Issuer in the past 60 days.

(d) Somerset has a board of three and six shareholders that would have a right to any distribution of shares or proceeds. Robert Stevens has the sole power to authorize any distribution of proceeds or securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

There are no materials required to be filed as exhibits under Section 7 of 17 CFR 240.13d-101.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2018	By:	/s/ Robert Stevens on behalf of Somerset Private Fund, Ltd.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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